Exhibit 99.1

China Online Education Group Announces Fourth Quarter and Fiscal Year 2017 Results

Fourth quarter and fiscal year net revenues increased by 103.3% and 102.7% year-over-year, respectively

Fourth quarter and fiscal year gross billings1 increased by 37.8% and 64.3% year-over-year, respectively

BEIJING, March 26, 2018 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Financial and Operational Highlights

•                      Net revenues were RMB260.6 million (US$40.1 million), a 103.3% increase from RMB128.2 million for the fourth quarter of 2016.

•                      In the fourth quarter of 2017, the Company posted an out-of-period adjustment to record RMB15.5 million of omitted revenues that should have been recognized in prior periods, of which RMB4.5 million, RMB6.8 million, RMB3.0 million, and RMB1.2 million are attributed to the third, the second and the first quarter of 2017 and the fourth quarter of 2016, respectively. If excluding this out-of-period adjustment, net revenues for the fourth quarter of 2017 would have been RMB245.1 million, representing an 89.4% increase from the fourth quarter of 2016.

•                      Gross billings were RMB393.4 million (US$60.5 million), a 37.8% increase from RMB285.5 million for the fourth quarter of 2016.

•                      Gross margin was 62.4%, compared with 64.6% for the fourth quarter of 2016. If recording the revenue out-of-period adjustment in respective periods, gross margin for the fourth, the third, the second and the first quarter of 2017 and the fourth quarter of 2016 would have been 60.0%, 62.5%, 64.2%, 66.3% and 64.9%, respectively.

•                      Percentage of gross billings contributed by K-12 students was 80.3%, compared with 64.4% for the fourth quarter of 2016.

Fiscal Year 2017 Financial and Operational Highlights

•                      Net revenues were RMB848.0 million (US$130.3 million), a 102.7% increase from RMB418.3 million for the fiscal year 2016.

•                      Gross billings were RMB1,426.9 million (US$219.3 million), a 64.3% increase from RMB868.7 million for the fiscal year 2016.

•                      Gross margin was 63.0%, compared with 64.8% for the fiscal year 2016.

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

•                      Percentage of gross billings contributed by K-12 students was 74.6%, compared with 55.4% for the fiscal year 2016.

•                      Net cash provided by operating activities reached RMB55.1 million (US$8.5 million), compared with RMB28.7 million of net cash provided by operating activities for the fiscal year 2016.

Key Operating Data

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Y-o-Y	Dec. 31,	Dec. 31,	Y-o-Y
	2016	2017	Change	2016	2017	Change

Gross billings (in RMB millions)	285.5	393.4	37.8%	868.7	1,426.9	64.3%
Gross billings contributed by K-12 students (in RMB millions)	183.8	316.0	71.9%	480.9	1,064.4	121.3%
Active students[2] (in thousands)	115.5	175.2	51.7%	163.2	249.7	53.0%

“We are pleased to report another strong quarter that capped off a solid year,” said Mr. Jack Jiajia Huang, Founder, Director and Chief Executive Officer of 51Talk. “This quarter was highlighted by continued strong results from our K-12 mass-market one-on-one offering and encouraging early results of our recently launched K-12 small class offering. As a result, the gross billings contributed by K-12 students reached over 80% for the quarter. Key operating metrics for the small class offering were in line with, or better than, our expectation, and we are very excited about the growth prospects of this new program.

“We made significant strides in 2017 to position our Company for continued growth,” Mr. Huang added. “In the third quarter of 2017 we announced our strategic focus on the K-12 segment including both our mass-market one-on-one format and our small class offering. This K-12 focus provides a more favorable margin proposition in the future and significantly widens our target customer opportunity, allowing us to further penetrate the market down to second-, third- and fourth-tier cities in China.

“In conjunction with our K-12 focus, we unveiled our new brand positioning a few weeks ago. Our 51Talk brand now represents K-12 mass-market one-on-one products and will be the centerpiece of our marketing campaign this spring. We will position our small class offering under the Hawo (哈沃) brand and our adult English offering under the WuYouYingYu (无忧英语) brand. We believe our refined strategic focus and more fully developed brand identity will increase national awareness of our offerings and position us well for continued growth,” Mr. Huang concluded.

2 An “active student” for a specified period refers to a student who booked at least one paid lesson, and excludes those students who only attended paid live broadcasting lessons or trial lessons.

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “We saw dynamic growth for both net revenues and gross billings for the full year 2017, which we view as indicative of our compelling model and our strong competitive position. We anticipate gross billings pressure in the first quarter of 2018, as we continue to deemphasize our lower margin American Academy offering. But importantly, our billings mix is shifting to our higher margin mass-market K-12 offerings and our pipeline is expected to yield solid results. Following anticipated weakness in the first quarter of 2018, we expect gross billings trends to resume to past growth patterns starting in the second quarter of the year, as our mass-market K-12 focus strategy takes effect and our small class offering grows. In addition, our nationwide marketing and brand awareness campaign targeting the spring back-to-school season will likely pressure sales and marketing expenses near-term, but those costs are expected to subside as those programs gain traction through the year.

“As we leverage our proven and industry leading technology, our refined strategy targets higher margin revenue growth and a large and diverse customer base which builds our confidence in the future,” Mr. Lai concluded.

Fourth Quarter 2017 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2017 were RMB260.6 million (US$40.1 million), a 103.3% increase from RMB128.2 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the fourth quarter of 2017 was 175.2 thousand, a 51.7% increase from 115.5 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the fourth quarter of 2017 was RMB98.0 million (US$15.1 million), a 115.8% increase from RMB45.4 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, due to the delivery of an increased number of paid lessons as well as the increased cost per lesson associated with year-over-year increased use of western teachers.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2017 was RMB162.6 million (US$25.0 million), a 96.4% increase from RMB82.8 million for the same quarter last year.

Gross margin for the fourth quarter of 2017 was 62.4%, compared with 64.6% for the same quarter last year. The decrease was mainly attributable to the year-over-year increased penetration of the American Academy program, which has a lower gross profit margin.

Operating Expenses

Total operating expenses for the fourth quarter of 2017 were RMB315.5 million (US$48.5 million), a 35.2% increase from RMB233.4 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the fourth quarter of 2017 were RMB190.2 million (US$29.2 million), a 37.3% increase from RMB138.6 million for the same quarter last year. The increase was mainly due to higher expenses related to an increase in the number of sales and marketing personnel, as well as increased marketing and branding promotional expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the fourth quarter of 2017 were RMB189.0 million (US$29.0 million), a 37.3% increase from RMB137.6 million for the same quarter last year.

Product development expenses for the fourth quarter of 2017 were RMB60.4 million (US$9.3 million), a 31.1% increase from RMB46.1 million for the same quarter last year. The increase was primarily the result of newly added technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, as well as higher technical services fees, partially offset by lower recognized share-based compensation expenses. Excluding share-based compensation expenses, non-GAAP product development expenses for the fourth quarter of 2017 were RMB58.1 million (US$8.9 million), a 37.3% increase from RMB42.3 million for the same quarter last year.

General and administrative expenses for the fourth quarter of 2017 were RMB64.9 million (US$10.0 million), a 33.1% increase from RMB48.8 million for the same quarter last year. The increase was primarily due to additional expenses for personnel necessary to support expanded operations, as well as higher recruitment costs and costs related to compliance and reporting obligations as a public company. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the fourth quarter of 2017 were RMB61.0 million (US$9.4 million), a 37.5% increase from RMB44.3 million for the same quarter last year.

Loss from Operations

Loss from operations for the fourth quarter of 2017 was RMB152.9 million (US$23.5 million), compared with RMB150.6 million for the same quarter last year.

Non-GAAP loss from operations for the fourth quarter of 2017 was RMB145.5 million (US$22.4 million), compared with RMB141.5 million for the same quarter last year.

Net Loss

Net loss for the fourth quarter of 2017 was RMB159.7 million (US$24.5 million), compared with RMB154.2 million for the same quarter last year.

Non-GAAP net loss for the fourth quarter of 2017 was RMB152.2 million (US$23.4 million), compared with RMB145.0 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2017 was RMB7.95 (US$1.20), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB7.70 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of 2017 was RMB7.50 (US$1.20), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB7.24 for the same quarter last year.

Balance Sheet

As of December 31, 2017, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB623.4 million (US$95.8 million), compared with RMB647.0 million as of December 31, 2016.

The Company had deferred revenues (current and non-current) of RMB1,201.8 million (US$184.7 million) as of December 31, 2017, compared with RMB687.1 million as of December 31, 2016.

Fiscal Year 2017 Financial Results

Net Revenues

Net revenues for the fiscal year 2017 were RMB848.0 million (US$130.3 million), a 102.7% increase from RMB418.3 million for the last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students was 249.7 thousand, a 53.0% increase from 163.2 thousand for the last year.

Cost of Revenues

Cost of revenues for the fiscal year 2017 was RMB314.1 million (US$48.3 million), a 113.5% increase from RMB147.2 million for the last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons, as well as the increased cost per lesson associated with year-over-year increased use of western teachers.

Gross Profit and Gross Margin

Gross profit for the fiscal year 2017 was RMB533.9 million (US$82.1 million), a 96.9% increase from RMB271.1 million for the last year.

Gross margin for the fiscal year 2017 was 63.0%, compared with 64.8% for the last year. The decrease was mainly attributable to the year-over-year increased penetration of the American Academy program, which has a lower gross profit margin.

Operating Expenses

Total operating expenses for the fiscal year 2017 were RMB1,104.7 million (US$169.8 million), a 41.0% increase from RMB783.3 million for the last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the fiscal year 2017 were RMB657.1 million (US$101.0 million), a 41.3% increase from RMB464.9 million for the last year. The increase was mainly due to an increase in the number of sales and marketing personnel, as well as increased marketing and promotional expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses were RMB652.5 million (US$100.3 million), a 41.9% increase from RMB459.8 million for the last year.

Product development expenses for the fiscal year 2017 were RMB223.2 million (US$34.3 million), a 46.2% increase from RMB152.7 million for the last year. The increase was primarily the result of an increase in the number of technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, as well as higher technical services fees, partially offset by lower recognized share-based compensation expenses and by a reversal of share-based compensation expenses recognized related to unvested options upon departure of some technology-related personnel. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP product development expenses were RMB214.2 million (US$32.9 million), a 56.9% increase from RMB136.5 million for the last year.

General and administrative expenses for the fiscal year 2017 were RMB224.4 million (US$34.5 million), a 35.5% increase from RMB165.7 million for the last year. The increase was primarily due to additional personnel necessary to support expanded operations, higher recruitment costs and costs related to compliance and reporting obligations as a public company, partially offset by lower recognized share-based compensation expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP general and administrative expenses were RMB203.0 million (US$31.2 million), a 46.3% increase from RMB138.7 million for the last year.

Loss from Operations

Loss from operations for the fiscal year 2017 was RMB570.8 million (US$87.7 million), compared with RMB512.1 million for the last year.

Non-GAAP loss from operations for the fiscal year 2017 was RMB535.7 million (US$82.3 million), compared with RMB463.9 million for the last year.

Net Loss

Net loss for the fiscal year 2017 was RMB580.8 million (US$89.3 million), compared with RMB514.8 million for the last year.

Non-GAAP net loss for the fiscal year 2017 was RMB545.7 million (US$83.9 million), compared with RMB466.5 million for the last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fiscal year 2017 was RMB28.95 (US$4.50), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB45.50 for the last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fiscal year 2017 was RMB27.15 (US$4.20), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB41.87 for the last year.

Outlook

For the first quarter of 2018, the Company currently expects:

•                  Net revenues to be between RMB245 million to RMB250 million, which would represent an increase of approximately 54% to 57% from RMB159.5 million for the same quarter last year; and

•                  Gross billings to be between RMB340 million to RMB350 million, which would represent an increase of approximately 5% to 8% from RMB325.1 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 26, 2018 (8:00 PM Beijing/Hong Kong time on March 26, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until April 2, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10117897

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2017	2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	274,873	320,039	49,189
Time deposits	372,150	202,659	31,148
Short-term investments	—	100,722	15,481
Prepaid expenses and other current assets	65,766	84,941	13,055
Total current assets	712,789	708,361	108,873

Non-current assets
Held-to-maturity securities	6,943	6,751	1,038
Property, plant and equipment, net	41,576	49,009	7,533
Intangible assets, net	4,629	9,686	1,489
Goodwill	4,223	4,223	649
Other non-current assets	5,367	5,526	849
Total non-current assets	62,738	75,195	11,558

Total assets	775,527	783,556	120,431

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Deferred revenues	653,413	1,176,565	180,835
Accrued expenses and other current liabilities	166,524	222,798	34,243
Taxes payable	18,923	24,985	3,840
Total current liabilities	838,860	1,424,348	218,918

Non-current liabilities
Deferred revenues	33,706	25,230	3,878
Deferred tax liabilities	226	124	19
Other non-current liabilities	1,918	2,245	345
Total non-current liabilities	35,850	27,599	4,242

Total liabilities	874,710	1,451,947	223,160

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2017	2017
	RMB	RMB	US$

Total shareholders’ deficit	(99,183)	(668,391)	(102,729)

Total liabilities and shareholders’ deficit	775,527	783,556	120,431

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Net revenues	128,219	260,621	40,057	418,281	847,993	130,334
Cost of revenues	(45,423)	(98,021)	(15,066)	(147,157)	(314,121)	(48,280)
Gross profit	82,796	162,600	24,991	271,124	533,872	82,054
Operating expenses
Sales and marketing expenses	(138,613)	(190,248)	(29,241)	(464,890)	(657,065)	(100,989)
Product development expenses	(46,068)	(60,396)	(9,283)	(152,709)	(223,202)	(34,306)
General and administrative expenses	(48,761)	(64,904)	(9,976)	(165,657)	(224,395)	(34,489)
Total operating expenses	(233,442)	(315,548)	(48,500)	(783,256)	(1,104,662)	(169,784)
Loss from operations	(150,646)	(152,948)	(23,509)	(512,132)	(570,790)	(87,730)
Interest and other expenses, net	(3,111)	(5,142)	(790)	(1,030)	(5,679)	(873)
Loss before income tax expenses	(153,757)	(158,090)	(24,299)	(513,162)	(576,469)	(88,603)
Income tax expenses	(408)	(1,583)	(243)	(1,616)	(4,342)	(667)
Net loss	(154,165)	(159,673)	(24,542)	(514,778)	(580,811)	(89,270)
Accretions to preferred shares redemption value	—	—	—	(91,631)	—	—
Deemed contribution from preferred shares	—	—	—	2,618	—	—
Net loss attributable to ordinary shareholders	(154,165)	(159,673)	(24,542)	(603,791)	(580,811)	(89,270)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	300,400,768	302,219,381	302,219,381	199,039,819	301,610,060	301,610,060
Net loss per share attributable to ordinary shareholders basic and diluted	(0.51)	(0.53)	(0.08)	(3.03)	(1.93)	(0.30)

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Net loss per ADS attributable to ordinary shareholders basic and diluted	(7.70)	(7.95)	(1.20)	(45.50)	(28.95)	(4.50)

Comprehensive loss:
Net loss	(154,165)	(159,673)	(24,542)	(514,778)	(580,811)	(89,270)
Other comprehensive loss
Foreign currency translation adjustments	20,427	(5,224)	(803)	27,700	(24,662)	(3,790)
Total comprehensive loss	(133,738)	(164,897)	(25,345)	(487,078)	(605,473)	(93,060)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,024)	(1,274)	(196)	(5,082)	(4,612)	(709)
Product development expenses	(3,735)	(2,274)	(350)	(16,202)	(9,039)	(1,389)
General and administrative expenses	(4,427)	(3,930)	(604)	(26,958)	(21,418)	(3,292)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses	(138,613)	(190,248)	(29,241)	(464,890)	(657,065)	(100,989)
Less: Share-based compensation expenses	(1,024)	(1,274)	(196)	(5,082)	(4,612)	(709)
Non-GAAP sales and marketing expenses	(137,589)	(188,974)	(29,045)	(459,808)	(652,453)	(100,280)

Product development expenses	(46,068)	(60,396)	(9,283)	(152,709)	(223,202)	(34,306)
Less: Share-based compensation expenses	(3,735)	(2,274)	(350)	(16,202)	(9,039)	(1,389)
Non-GAAP product development expenses	(42,333)	(58,122)	(8,933)	(136,507)	(214,163)	(32,917)

General and administrative expenses	(48,761)	(64,904)	(9,976)	(165,657)	(224,395)	(34,489)
Less: Share-based compensation expenses	(4,427)	(3,930)	(604)	(26,958)	(21,418)	(3,292)
Non-GAAP general and administrative expenses	(44,334)	(60,974)	(9,372)	(138,699)	(202,977)	(31,197)

Operating expenses	(233,442)	(315,548)	(48,500)	(783,256)	(1,104,662)	(169,783)
Less: Share-based compensation expenses	(9,186)	(7,478)	(1,150)	(48,242)	(35,069)	(5,390)
Non-GAAP operating expenses	(224,256)	(308,070)	(47,350)	(735,014)	(1,069,593)	(164,393)

Loss from operations	(150,646)	(152,948)	(23,509)	(512,132)	(570,790)	(87,730)
Less: Share-based compensation expenses	(9,186)	(7,478)	(1,150)	(48,242)	(35,069)	(5,390)
Non-GAAP loss from operations	(141,460)	(145,470)	(22,359)	(463,890)	(535,721)	(82,340)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$

Income tax expenses	(408)	(1,583)	(243)	(1,616)	(4,342)	(667)
Less: Tax impact of share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(408)	(1,583)	(243)	(1,616)	(4,342)	(667)

Net loss	(154,165)	(159,673)	(24,542)	(514,778)	(580,811)	(89,270)
Less: Share-based compensation expenses	(9,186)	(7,478)	(1,150)	(48,242)	(35,069)	(5,390)
Non-GAAP net loss	(144,979)	(152,195)	(23,392)	(466,536)	(545,742)	(83,880)

Net loss attributable to ordinary shareholders	(154,165)	(159,673)	(24,542)	(603,791)	(580,811)	(89,270)
Less: Share-based compensation expenses, net of tax	(9,186)	(7,478)	(1,150)	(48,242)	(35,069)	(5,390)
Non-GAAP net loss attributable to ordinary shareholders	(144,979)	(152,195)	(23,392)	(555,549)	(545,742)	(83,880)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	300,400,768	302,219,381	302,219,381	199,039,819	301,610,060	301,610,060

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.48)	(0.50)	(0.08)	(2.79)	(1.81)	(0.28)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(7.24)	(7.50)	(1.20)	(41.87)	(27.15)	(4.20)